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                                                                     [BAAN LOGO]

                                                              Pierre J. Everaert
                                                 Interim Chief Executive Officer

                                                                   June 14, 2000

Dear Fellow Baan Stockholder:

     On behalf of Baan and your Supervisory and Management Boards, I am pleased to recommend to you the Offer Agreement (entered into and announced on May 31, 2000) with Invensys plc, a global electronics and engineering company based in England and listed on the London Stock Exchange. Under the Offer Agreement, Invensys is offering to purchase all of the outstanding common shares of Baan for a price of E2.85 per share subject to the terms and conditions contained in the Offer to Purchase and the related Letter of Transmittal that are included in its offering materials.

     Your Supervisory and Management Boards have engaged in a serious, frank and often difficult examination of our company's present condition and future prospects in light of the serious challenges we face and continue to face. In making their decisions to enter into the Offer Agreement and recommend the Offer, your Boards have confronted the following challenges:

     1. Absent a significant restructuring or capital infusion, Baan was not likely to survive as an independent company in light of the operating losses incurred over the past seven quarters (which were likely to continue for the foreseeable future), the increasing difficulties in generating revenue because of current and potential customers' concerns about Baan's ongoing viability and its declining share prices. Our independent accountants also advised us that in their opinion on the 1999 financial statements, when completed, they would likely express substantial doubt as to our company's ability to continue as a going concern, absent a restructuring plan and adequate financing being in place.

     2. The restructuring plans under review would have required a fundamental change in the basic nature of Baan, including: A switch to an almost entirely indirect sales strategy away from the direct sales strategy that built our company, significant budget reductions in research and development (which historically has been one of our main strengths), a dramatic scaling-back or outright sale of our consulting and education businesses and extensive reductions in our workforce in connection with these measures.

     3. The restructuring plans under review would have required significant additional equity or debt financing. Because of our company's financial situation and declining share price, the sources for this funding were uncertain. Based on our ongoing discussions, the terms of any such funding were likely to be onerous, and any equity financing was likely to create substantial dilution to existing shareholders.

     4. Because Baan is likely to end the second quarter in a negative shareholders' equity position, the Amsterdam Exchanges are likely to impose "special listing conditions" on our shares, which would make additional equity financing even more difficult to obtain and would likely add to customer concerns regarding the viability of our company.

     Since the resignations of our former Chief Executive Officer and Chief Financial Officer in January of this year, your Boards and I have diligently considered and sought to implement a wide range of alternatives to address the challenges faced by our company, including:

     1. Initiatives to raise additional equity, such as the (euro)150.0 million equity Put Option Agreement with Bear Stearns and the conversion and exchange of $50.3 million in aggregate principal amount of our Convertible Notes due 2001 for common shares in March of this year;
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     2. The sale of assets that were not a part of our core strategy, such as the sale of Coda and our stake in Meta4 in March of this year and the potential sale of core assets such as our consulting, education, and parts of our research and development businesses;

     3. Restructuring plans developed in conjunction with our outside advisors;

     4. Equity investments by significant customers, financial investors and financial institutions;

     5. Strategic partnerships with other companies; and

     6. A sale of the company.

     Having considered the challenges facing our company and having evaluated all of the alternatives to the acquisition by Invensys, your Boards strongly believe that the Invensys offer is by a wide margin the best available solution for our company. Your Boards have also received the written opinion of Lazard Freres & Co. LLC, our company's financial advisor, that, as of May 30, 2000, the price per share of (euro)2.85 to be paid in the Invensys offer is fair, from a financial point of view to the shareholders of Baan, subject to the qualifications and assumptions stated in that opinion. Since the Offer Agreement was announced on May 31, 2000, we have not received a superior proposal.

     We retained Lazard in January of this year and have been in discussions with a number of potential partners, investors and acquirors since then. Prior to receiving Invensys's offer, however, we received only one other offer to acquire our company. That offer was for a price substantially less than the price offered by Invensys. Therefore, your Boards believe that the offer of Invensys is fair to you and our company and in your best interests and recommend that all shareholders tender their shares in the offer.

     In the event that the Invensys offer is not completed, there may be alternatives to finance the restructuring of our company, and there may be other potential buyers for all or some of our company's assets. The Supervisory and Management Boards have no reason to believe, however, that any of those alternatives would be economically superior to the Invensys offer and could present certain other disadvantages for the shareholders and our company (including substantial dilution and restrictive covenants).

     I, like the other members of your management and the members of both the Management and Supervisory Boards, currently intend to tender my shares into Invensys's offer (a total of approximately 800,000 shares or 0.3% of our company's issued and outstanding shares).

     For more information regarding the terms of the offer, the background of the offer and the reasons for your Boards' recommendation, we urge you to read our Schedule 14D-9 that is enclosed with this letter and is being filed today with the U.S. Securities and Exchange Commission.

     In addition to the Schedule 14D-9, also enclosed is the Offer to Purchase, dated June 14, 2000, of Invensys, together with related materials. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

     On behalf of your Boards, your management and the employees of Baan, I thank you for the support that you have given our company.

                                          Yours sincerely,
                                          /s/ Pierre J. Everaert
                                          ----------------------------
                                          Pierre J. Everaert
                                          Interim Chief Executive Officer

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